Sanctuary Securities, Inc.

Financial Statement

December 31, 2025

Filed as PUBLIC Information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.

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SEC FILE NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Sanctuary Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1450 Brickell Avenue Suite 2610
(No. and Street)

Miami	FL	33131
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

David Vaughan	317-633-1783	dvaughan@sanctuarywealth.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

KPMG, LLP
(Name – if individual, state last, first, and middle name)

Two Manhattan West 375 9th Avenue	New York	NY	10001
(Address)	(City)	(State)	(Zip Code)

10/20/2003	185
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Vaughan, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Sanctuary Securities, Inc., as of 12/31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: Chief Financial Officer

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Contents



KPMG LLP
Suite 1100
1000 Walnut Street
Kansas City, MO 64106-2162

Report of Independent Registered Public Accounting Firm

To the Stockholder and Board of Directors
Sanctuary Securities, Inc.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Sanctuary Securities, Inc. (the Company) as of December 31, 2025, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2025.

Kansas City, Missouri
March 31, 2026

Sanctuary Securities, Inc.

Statement of Financial Condition
December 31, 2025

Assets

Cash	$	4,841,678
Due from clearing broker-dealers		9,133,920
Due from affiliates		11,329,414
Other assets		2,072,838
Total assets	$	27,377,850

Liabilities and Stockholder's Equity

Liabilities		
Accounts payable, accrued expenses and other liabilities	$	5,742,370
Total liabilities		5,742,370
Liabilities subordinated to claims of general creditors		1,000,000
Stockholder's Equity		20,635,480
Total stockholder's equity		20,635,480
Total liabilities and stockholder's equity	$	27,377,850

The accompanying notes are an integral part of this financial statement.

Note 1:   Description of Business

Sanctuary Securities, Inc. (the "Company") is a wholly-owned subsidiary of Sanctuary Wealth Group, LLC and is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company is engaged in the activities of sales and trading and investment banking. The Company's customer securities are cleared through another broker-dealer on a fully disclosed basis.

The Company operates under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. The requirements of paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer. The clearing broker-dealer carries all the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Note 2:   Summary of Significant Accounting Policies

The Company follows generally accepted accounting principles ("GAAP"), as established by the Financial Accounting Standards Board (the "FASB") to ensure consistent reporting of financial condition, results of operations, and cash flows.

Use of estimates: The preparation of the financial statement in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes: Income taxes are computed using the asset and liability method, under which deferred income taxes are provided for the temporary differences between the financial statement carrying amounts and the tax basis of the company's assets and liabilities. A valuation allowance is established for deferred tax assets if it is more likely than not that these items will either expire before their benefits are able to be realized, or that future deductibility is uncertain. There were no significant timing differences as of December 31, 2025. Income tax expense is the tax payable or refundable for the period, minus the change during the period in deferred tax assets and liabilities.

Note 3.   Segment Information

Segment Information

The Company is engaged in a single line of business as a securities broker-dealer, which receives compensation for providing various securities and insurance products to investors. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. See the statement of operations for the Company's segment revenue and segment expense.

Note 4:   Due from Clearing Broker-Dealers

The amount receivable from clearing broker-dealers on December 31, 2025, is comprised of the following:

Cash	$	189,809
Fees and commissions receivable		6,694,111
Clearing deposit		2,250,000
	$	9,133,920

The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-20, *Financial Instruments – Credit Losses*. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the balance sheet that adjusts the asset's amortized cost basis. Changes in the allowance for credit losses are reported in credit loss expense.

Note 5:   Related Party Transactions

The Company entered into an expense sharing agreement with its parent, Sanctuary Wealth Group, LLC, and its affiliate, Sanctuary Advisors, LLC. The agreement was entered into to provide for the sharing of joint operating expenses. As of December 31, 2025, due from affiliates represents outstanding amounts receivable from affiliated entities related to this expense sharing agreement. This amount fluctuates monthly as expenses are incurred and allocated and cash is moved between the Company and its Parent. The due from affiliates receivable is unsecured and non-interest bearing.

Note 6:   Contingencies

Litigation/Arbitrations and Regulatory Matters:

In the ordinary course of business, the Company is a defendant in litigation, arbitration and regulatory proceedings and may be subject to unasserted claims primarily in connection with its activities as a securities broker-dealer or as a result of services provided in connection with securities offerings. Such litigation and claims may involve substantial or indeterminate amounts and are in varying stages of legal proceedings. When the Company believes that it is probable that a liability has been incurred and the amount of loss can be reasonably estimated (after giving effect to any expected insurance recovery), the Company accrues such amount. Upon final resolution amounts payable may differ materially from amounts accrued. As of December 31, 2025, the Company had no accrued liabilities for pending matters. For other pending matters, the Company was unable to estimate a range of possible loss, however, in the opinion of management, after consultation with counsel, the ultimate resolution of these matters is not expected to have a material adverse effect on the Company's financial position, results of operations, or liquidity.

Note 7:   Liabilities Subordinated to Claims of General Creditors

The Company entered into a subordinated loan agreement with its parent company, Sanctuary Wealth Group, LLC, in the amount of $1,000,000. This agreement was approved on May 31, 2017, by FINRA. The maturity date of the loan was March 31, 2022, and has no prepayment penalty. In accordance with the agreement, the scheduled maturity date in each year shall be extended an additional year unless on or before the day seven months preceding the scheduled maturity date then in effect, the lender shall notify the Company in writing that the scheduled maturity date shall not be extended. The parent company, Sanctuary Wealth Group, LLC intends to continue to extend the maturity date of the agreement. The loan bears interest at the annual rate of 10%. Interest payable as of December 31, 2025, was $300,000.

Note 8:   Off-Balance-Sheet Risk and Concentration of Credit Risk

Customer securities are introduced to and cleared through a clearing broker on a fully disclosed basis. Under the terms of the clearing agreement, the Company is required to guarantee the performance of its customers in meeting contracted obligations. Such transactions may expose the Company to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur.

In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. In conjunction with the clearing broker, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, the customers may be required to deposit additional collateral or reduce positions where necessary. Pursuant to the Company's clearing agreement, the Company is required to maintain deposit with its clearing broker. The Company does not anticipate nonperformance by customers or its clearing brokers. In addition, the Company has a policy of reviewing, as considered necessary, the clearing broker with which it conducts business.

The Company's clearing operations are provided by one clearing broker and the amount due from the clearing broker represents a concentration of credit risk should the clearing broker be unable to fulfill its obligation.

Additionally, the Company buys from and sells to customers fixed income securities primarily on a principal basis, and, from time to time, may be exposed to market risk. This risk is generally controlled by monitoring the market and entering into offsetting positions when appropriate. In the normal course of business, the Company may enter into underwriting commitments. As of December 31, 2025, there were no open commitments.

The Company maintains deposits with high-quality financial institutions in amounts that are in excess of federally insured limits; however, the Company does not believe it is exposed to any significant credit risk.

Note 9:   Net Capital Requirements

The Company is a broker-dealer subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). The Company has elected to use the alternative net capital method permitted by Rule 15c3-1. Under this rule, the Company should not permit its net capital to be less than the greater of $250,000 or 2 percent of aggregate debits arising from customer transactions.

As of December 31, 2025, the Company had net capital of $8,233,228 which was $7,983,228 in excess of its required net capital of $250,000. The net capital rule may effectively restrict the payment of cash distributions to stockholders.

Note 10:   Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of future obligation under these indemnifications to be remote.

Note 11:   Subsequent Events

The Company has evaluated subsequent events for the potential recognition and/or disclosure through the date the financial statement was issued and is not aware of any material subsequent events during this period.

Note 12:   Income Taxes

Deferred tax assets and liabilities are determined under the asset-liability method based on the differing bases of assets and liabilities for financial reporting and income tax reporting purposes using enacted tax rates in effect for the applicable tax periods. The net deferred tax assets in the statement of financial condition has been recorded as follows:

Deferred Tax Assets			
State Net Operating Losses			201,625
Deferred Tax Liabilities			-
Deferred Tax Assets, net			201,625

Management assesses the available positive and negative evidence to estimate if sufficient taxable income will be generated to permit the use of its deferred tax assets. On the basis of this evaluation, as of December 31, 2025, the Company believes it is more likely than not that it will realize the tax benefit of the deferred tax assets in the future. ASC 740 defines the threshold for recognizing the benefits of tax return positions in the financial statements as "more-likely than-not" to be sustained by the taxing authority. This section also provides guidance on the derecognition, measurement, and classification of income tax uncertainties in interim periods. As of December 31, 2025, the Company had no unrecognized tax benefits related to federal or state income tax matters. The Company's tax returns for tax years prior to 2021 are no longer subject to income tax examinations by the U.S. federal, state, or local tax authorities. The Company has filed tax returns through fiscal year ended December 31, 2024.